UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Local Bounti Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

53960E 106

(CUSIP Number)

October 21, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 53960E 106

1	Names of Reporting Persons Live Oak Ventures, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 11,157,694
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,157,694

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,157,694
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 11.1%(1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based on 100,469,062 shares of Common Stock of Local Bounti Corporation (the “Issuer”) outstanding as of October 21, 2022, excluding the issuance of an additional 3,200,000 shares from the 103,669,062 shares reported in the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on October 24, 2022, that were assumed to be issued pursuant to the Securities Purchase Agreement (as defined therein).

SCHEDULE 13G

CUSIP No. 53960E 106

1	Names of Reporting Persons Charles R. Schwab & Helen O. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,040,653
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,040,653

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,040,653
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 3.0%(1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based on 100,469,062 shares of Common Stock of the Issuer outstanding as of October 21, 2022, excluding the issuance of an additional 3,200,000 shares from the 103,669,062 shares reported in the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on October 24, 2022, that were assumed to be issued pursuant to the Securities Purchase Agreement (as defined therein).

SCHEDULE 13G

CUSIP No. 53960E 106

1	Names of Reporting Persons Charles R. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 626,826
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 626,826

9	Aggregate Amount Beneficially Owned by Each Reporting Person 626,826
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.6%(1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based on 100,469,062 shares of Common Stock of the Issuer outstanding as of October 21, 2022, excluding the issuance of an additional 3,200,000 shares from the 103,669,062 shares reported in the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on October 24, 2022, that were assumed to be issued pursuant to the Securities Purchase Agreement (as defined therein).

SCHEDULE 13G

CUSIP No. 53960E 106

1	Names of Reporting Persons Charles R. Schwab
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 14,825,173 (1)(2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,825,173 (1)(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,825,173
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 14.8%(2)
12	Type of Reporting Person (See Instructions) IN

(1) Includes: (i) 11,157,694 shares of common stock of the Issuer (the “Common Stock”) held by Live Oak Ventures, LLC (“Live Oak”), of which Mr. Schwab is the sole Director and has sole voting and dispositive power over the Common Stock held by Live Oak, (ii) 3,040,653 shares of Common Stock held by Charles R. Schwab & Helen O. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985 (“Trust I”), of which Mr. Schwab and his spouse Helen O. Schwab are trustees, and Mr. Schwab has shared voting and dispositive power over the Common Stock held by Trust I, and (iii) 626,826 shares of Common Stock held by Charles R. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985 (“Trust II”), of which Mr. Schwab is the trustee, and Mr. Schwab has sole voting and dispositive power over the Common Stock held by Trust II.

(2) Based on 100,469,062 shares of Common Stock of the Issuer outstanding as of October 21, 2022, excluding the issuance of an additional 3,200,000 shares from the 103,669,062 shares reported in the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on October 24, 2022, that were assumed to be issued pursuant to the Securities Purchase Agreement (as defined therein).

Preliminary Note This Amendment No. 2, dated October 28, 2022 (this “Amendment No. 2”), supplements and amends the Schedule 13G filed on December 1, 2021 (as amended by Amendment No. 1 to Schedule 13G, dated January 5, 2022, and as further amended and supplemented to date, the “Schedule 13G”) relating to shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of Local Bounti Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13G.

Item 4.	Ownership

Item 4 of the Schedule 13G is hereby amended and replaced by inserting the following text.

The information relating to the beneficial ownership of Common Stock which the Reporting Persons may be deemed to beneficially own set forth in Items 5-11 on the preceding pages of this Schedule 13G is incorporated herein by reference.

Live Oak, Trust I and Trust II collectively hold, as of October 21, 2022, 14,825,173 shares of Common Stock, which represents approximately 14.8% of the Issuer’s outstanding Common Stock based on 100,469,062 shares of Common Stock of the Issuer outstanding as of October 21, 2022, excluding the issuance of an additional 3,200,000 shares from the 103,669,062 shares reported in the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on October 24, 2022, that were assumed to be issued pursuant to the Securities Purchase Agreement (as defined therein).

The aggregate amount includes: (i) 11,157,694 shares of Common Stock held by Live Oak, of which Mr. Schwab is the Sole Director and has sole voting and dispositive power over Common Stock held by Live Oak, (ii) 3,040,653 shares of Common Stock held by Trust I, of which Mr. Schwab and his spouse Helen O. Schwab are trustees, and Mr. Schwab has shared voting and dispositive power over Common Stock held by Trust I, and (iii) 626,826 shares of Common Stock held by Trust II, of which Mr. Schwab is the trustee, and Mr. Schwab has sole voting and dispositive power over Common Stock held by Trust II.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2022

Live Oak Ventures, LLC

By:	/s/ Charles R. Schwab
Name:	Charles R. Schwab
Title:	Sole Director
Charles R. Schwab & Helen O. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985

By:	/s/ Charles R. Schwab
Name:	Charles R. Schwab
Title:	Trustee
Charles R. Schwab TTEE The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985

By:	/s/ Charles R. Schwab
Name:	Charles R. Schwab
Title:	Trustee

By:	/s/ Charles R. Schwab
Charles R. Schwab